UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

BIO-PATH HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

09057N300

(CUSIP Number)

March 6, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:

Daren R. Domina, Esq.

Haynes and Boone, LLP

30 Rockefeller Plaza, 26th Floor

New York, New York, 10112

(212) 659-7300

SCHEDULE 13G

CUSIP No. 09057N300

1	Names of Reporting Persons Schonfeld Strategic Advisors LLC
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 56,800
	6	Shared Voting Power 15
	7	Sole Dispositive Power 56,800
	8	Shared Dispositive Power 15

9	Aggregate Amount Beneficially Owned by Each Reporting Person 56,815
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 3.2% (1)
12	Type of Reporting Person (See Instructions) IA

(1)

Based upon 1,794,329 shares of Common Stock, par value $0.001 per share, outstanding as of March 12, 2019, as disclosed in the Prospectus Supplement that was filed by the Issuer with the Securities and Exchange Commission on March 13, 2019.

SCHEDULE 13G

CUSIP No. 09057N300

1	Names of Reporting Persons Sassicaia Capital Advisers LLC
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 106,000
	6	Shared Voting Power 0
	7	Sole Dispositive Power 106,000
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 106,000
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 5.9% (1)
12	Type of Reporting Person (See Instructions) OO

(1)

Based upon 1,794,329 shares of Common Stock, par value $0.001 per share, outstanding as of March 12, 2019, as disclosed in the Prospectus Supplement that was filed by the Issuer with the Securities and Exchange Commission on March 13, 2019.

Item 1.

(a)	Name of Issuer:

Bio-Path Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

4710 Bellaire Boulevard, Suite 210

Bellaire, Texas 77401

Item 2.

(a)	Name of Person Filing:

This statement is jointly filed by and on behalf of each of Schonfeld Strategic Advisors LLC, a Delaware limited liability company (“Schonfeld”) and Sassicaia Capital Advisers LLC, a Delaware limited liability company (“Sassicaia,” together with Schonfeld, the “Reporting Persons”).

Schonfeld is an investment adviser for a separate managed account (the “Schonfeld Account”) and may be deemed to indirectly beneficially own securities owned by the Schonfeld Account. The Schonfeld Account is the record and direct beneficial owner of the securities covered by this statement that are listed in the Information Page for Schonfeld.

Sassicaia is an investment adviser for a separate managed account (the “Sassicaia Account”) and may be deemed to indirectly beneficially own securities owned by the Sassicaia Account. The Sassicaia Account is the record and direct beneficial owner of the securities covered by this statement that are listed in the Information Page for Sassicaia.

Schonfeld and the Schonfeld Account disclaim beneficial ownership of the shares held by the Sassicaia Account. Sassicaia and the Sassicaia Account disclaim beneficial ownership of the shares held by the Schonfeld Account.

Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purpose of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purpose of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.

(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of Schonfeld is 460 Park Avenue, New York, New York, 10022.

The address of the principal business office of Sassicaia is 2 Jericho Plaza, Suite 300, Jericho, New York, 11753.

(c)	Citizenship:

See Item 4 on the cover page(s) hereto.

(d)	Title and Class of Securities:

Common Stock, par value $0.001 per share

(e)	CUSIP No.:

09057N300

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a)	Amount Beneficially Owned as of the time of filing: See Item 9 on the cover pages(s) hereto.

(b)	Percent of Class as of the time of filing: See Item 11 on the cover page(s) hereto.

(c)	As of the time of filing, number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.

(ii)	Shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 on the cover pages hereto.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 on the cover pages hereto.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

The securities held by both the Schonfeld Account and the Sassicaia Account as to which this statement is filed are owned of record by client(s) each of Schonfeld and Sassicaia, respectively. Those client(s) have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. Other than the securities held by the Sassicaia Account, which are owned of record by Whitney Capital Series Fund LLC, no other client of Schonfeld or Sassicaia is known to have such right or power with respect to more than five percent of this class of securities.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable

Item 8.	Identification and classification of members of the group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2019

SCHONFELD STRATEGIC ADVISORS LLC

By:	/s/ Thomas L. Wynn
Name:	Thomas L. Wynn
Title:	Chief Compliance Officer

SASSICAIA CAPITAL ADVISERS LLC

By:	/s/ John Thurber
Name:	John Thurber
Title:	Chief Compliance Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (filed herewith).